January 28, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: TriUnity Business Services Ltd

Registration Statement on Form S-1/A

Filed January 27, 2025

File No. 333-282541

To the men and women of the SEC:

On behalf of TriUnity Business Services Ltd, (“we”, “us”, or the “Company”), we are filing this Form S-1/A to include a corrected version of the auditor consent (Exhibit 23.1). The version of Exhibit 23.1 included in the Form S-1/A filed on January 27, 2025 contained a clerical error. Our auditor has corrected this error, and we are now submitting this revised Form S-1/A to include the updated Exhibit 23.1. Aside from the correction to the auditor consent and the revised filing date, no other changes have been made to the Form S-1/A filed on January 27, 2025.

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: January 28, 2025

/s/ Jervey Choon

Jervey Choon

Chief Executive Officer